                                                                   EXHIBIT 20.1
                                    PRESS RELEASE

                                     TOPRO, INC.

Topro, Inc.
2525 W. Evans Ave.
Denver, CO 80219


                                    PRESS RELEASE

     TOPRO, INC. ANNOUNCES RECORD REVENUE FOR THE QUARTER ENDING 9/30/97 AND
                              ADDITIONAL Y2K ENGAGEMENTS

November 14, 1997 - Topro Inc. d.b.a. TAVA Technologies, Inc., (NASDAQ: TPRO) Denver, Colorado, a leading provider of automation and information technology solutions to industry, announced results for its first fiscal quarter ending September 30, 1997 and additional Y2K engagements for its Plant Y2K One product and services.

Revenues for the quarter increased 42% to a record $11,319,000 from $7,967,000 recorded in the first fiscal quarter in 1997. Gross margins increased by 33% to $3,825,000 (34% of revenue) from $2,885,000 (36%) in the first quarter of 1997. The company recorded a net loss of $575,000 and a net loss attributable to common shareholders of $605,000 ($.04 per share).

John Jenkins, CEO commented, "We are pleased with the revenue and gross margin growth in the base business, particularly since, during the quarter, the company had from 15 to 20 engineers diverted from billable project work to PlantY2K One product development. Had these engineers been dedicated to base business projects, revenues would have been considerably higher. Our decision to make this heavy resource commitment paid off in the on-time release of our CD-ROM product, resulting in strong acceleration in market interest."

Jenkins added, "Customer response to our Plant Y2K One CD ROM product has been very positive. As a result of rapid customer acceptance and our early investment in sales and marketing, we would expect to see growing revenue and gross profit contribution beginning in our fiscal Q2, with significant contribution in Q3.

Doug Kelsall, CFO noted that earnings before taxes, interest, depreciation and amortization were $42,000. "During the first quarter, operating expense were up sharply as the company was investing heavily in the PlantY2K One product rollout and in development of the infrastructure necessary to support the company's anticipated growth. As a direct result of the accelerating interest in the product, major client presentations, proposal work, production of promotional materials and pre-CD release technical demonstrations were all at a scale much greater than originally planned.

Kelsall added, "The company also incurred significant expenses for recruiting, internal training and travel associated with developing distribution channels and administrative support functions. We expect these expenses to continue to remain high in the near term as we expand our Y2K market position, but decline as a percent of sales as revenues increase."

Interest expense was down slightly due to the conversion of $2,685,000 of the company's subordinated debentures. A full quarter effect was not realized due to the timing of the conversion.

As a general update to the company's Year 2000 activity, Jenkins, offered the following:

"Our Year 2000 business opportunity is accelerating faster than our initial expectations". The initial release of our CD-ROM based methodology and tools, on schedule in mid-October, was an important step. The initial production CD's have been used internally and have not been available for third party sale. Our second production run of 20,000 is on schedule for completion on November 20.

Our total engagement count now exceeds 25 clients covering more than 60 sites. New clients include Cyprus Amax Minerals, Kennecott, Unilever Foods North America, and Ivax Pharmaceuticals among others. While many clients are still in the pilot stage, developing program cost models for their 1998 budgets others are accelerating dramatically their activity. Unilever Foods has tasked us to complete the assessment and analysis phases on their U.S. and Canadian plants before the end of November. A similar engagement with Ivax covers a number of domestic and international operations with a completion target of January 1998.

In the past three weeks, the company has received orders for more than $1,500,000 of PlantY2K One product and services, and expects to close up to another $2,000,000 in the next 30 to 45 days. These orders represent primarily initial inventory and assessment tasks, and include little remediation effort.

As a raw measure of our activity level, we are in various stages of negotiation with a large number of multi-plant organizations that cover approximately 3,000 plant sites. These include both domestic and international operations.

The company's position as a provider of Year 2000 solutions in factory automation and process control has gained significant additional recognition. Specifically, we will be presenting at the Year 2000 Conference & Expo in Boston on Tuesday, November 18th where we have been asked to address specifically manufacturing and control system strategies.

Further, the company has developed alliance relationships with information technology service companies active in addressing Year 2000 compliance in business systems. This has already led to a number of joint proposals providing prospective clients with full scope Year 2000 service.

To meet the accelerating demand for our products and services, the company is actively recruiting and has been successful in several key placements. One of these was the recent appointment of Ken Owen as Vice President of Business Development. Owen was recently the Director of Systems Integration at Fluor Daniel and an early leader in the recognition of Year 2000 issues in factory automation systems.

The company is continuing development of specific product variations of the Plant Y2K One suite. Of particular promise is a product targeted for the utility industry.

Statements made in this Press Release that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Such factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to integrate operations of recently acquired subsidiaries and failure to capitalize upon access of new clientele. Specific risks and uncertainties which may affect forward-looking statements about the Company's Plant Y2K One-TM- business and prospects include the possibility that a competitor will develop a more comprehensive or less expensive Y2K solution, and delays in market awareness of Topro and its product and service solutions. These factors and others are discussed in the "Management's Discussion and Analysis" section of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, to which reference should be made.

                                     TOPRO, INC.


                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (Unaudited)

                                                      For the three months
                                                       ended September 30,
                                                        1997          1996
-------------------------------------------------------------------------------
REVENUES                                             $11,319,000   $7,967,000

COST OF SALES                                          7,494,000    5,082,000
-------------------------------------------------------------------------------

GROSS PROFIT                                           3,825,000    2,885,000

EXPENSES:
  Sales expenses                                         827,000      598,000
  General and administrative expenses                  3,151,000    1,932,000
  Amortization of capitalized software and goodwill      276,000      103,000
-------------------------------------------------------------------------------
                                                       4,254,000    2,633,000
OTHER INCOME (EXPENSE):
  Gain (loss) on sale of assets                               --    (   3,000)
  Interest expense                                    (  165,000)   ( 172,000)
  Other                                                   19,000        4,000
-------------------------------------------------------------------------------
                                                      (  146,000)    (171,000)

NET INCOME (LOSS)                                    $(  575,000)  $   81,000
-------------------------------------------------------------------------------

NET INCOME (LOSS) APPLICABLE TO COMMON SHAREHOLDERS  $(  605,000)  $   81,000
-------------------------------------------------------------------------------

NET INCOME (LOSS) PER SHARE                           $(    0.04)  $     0.01
-------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING DURING THE PERIOD     15,030,634    7,841,716
-------------------------------------------------------------------------------


                                     Topro, Inc.
                               Condensed Balance Sheet
                               As of September 30,1997


ASSETS                                LIABILITIES AND OWNERS
                                      EQUITY
Current Assets           14,269,000   Current Liabilities             10,172,000
Fixed Assets Net of                   Long Term Liabilities            2,774,000
Depreciation              2,624,000
Goodwill                  8,373,000   Owners Equity                   15,488,000
Other Assets              3,168,000
TOTAL ASSETS            $28,434,000   TOTAL LIABILITIES AND
                                      OWNERS EQUITY                  $28,434,000